PROSPECTUS SUPPLEMENT

Security Life of Denver Insurance Company and its Security Life Separate Account S-L1

Supplement dated February 14, 2005, to your Prospectus dated October 1, 2004

This supplement updates certain information contained in your prospectus dated October 1, 2004, as amended on October 7, 2004, January 14, 2005, and January 20, 2005. Please read it carefully and keep it with your product prospectus for future reference.

Information about the Institutional Class shares of the Janus Aspen Balanced, International Growth, Mid Cap Growth and Worldwide Growth Portfolios appearing in the Fund Expense Table beginning on page 11 of the prospectus is hereby deleted in its entirety and restated to correctly indicate that Service Class shares of these Portfolios are available through the policy.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
Janus Aspen Balanced Portfolio - Service Shares	0.65%	0.25%	0.02%	0.92%	--	0.92%
Janus Aspen International Growth Portfolio - Service Shares	0.65%	0.25%	0.11%	1.01%	--	1.01%
Janus Aspen Mid Cap Growth Portfolio - Service Shares	0.65%	0.25%	0.02%	0.92%	--	0.92%
Janus Aspen Worldwide Growth Portfolio - Service Shares	0.65%	0.25%	0.06%	0.96%	--	0.96%